KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 11 – STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Units in millions; Dollars in millions except per unit amounts)

	Three Months Ended March 31,

	2009	2008

Weighted average number of limited partners’ units on which limited partners’ net income per unit is based:
Basic	269.4	251.0
Add: Incremental units under contracts to issue units depending on the market price of the units at a future date	269.4	251.0

Assuming dilution	269.4	251.0

Calculation of Limited Partners’ interest in Net Income:
Amounts attributable to Kinder Morgan Energy Partners, L.P. Income from Continuing Operations	$263.9	$346.2
Less: General Partner’s interest in Income from Continuing Operations	(223.7)	(187.4)

Limited Partners’ interest in Income from Continuing Operations	40.2	158.8
Add: Limited Partners’ interest in Income from Discontinued Operations	—	0.5

Limited Partners’ interest in Net Income	$40.2	$159.3

Basic Limited Partners’ Net Income per unit:
Income from Continuing Operations	$0.15	$0.63
Income from Discontinued Operations	$—	$—

Net Income	$0.15	$0.63

Diluted Limited Partners’ Net Income per unit:
Income from Continuing Operations	$0.15	$0.63
Income from Discontinued Operations	$—	$—

Net Income	$0.15	$0.63